August 27, 2004


Via EDGAR and Facsimile
(202) 942-9533


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Mr. Jeffrey P. Reidler
            Ms. Sonia Barros

    RE:    FPIC Capital Trust IV (File No.:  333-116495)
           FPIC Capital Trust V (File No.:  333-116495-01)
           Request for Withdrawal of Duplicate Forms S-3 filed on June 15, 2004

Ladies and Gentlemen:

                  FPIC Capital Trust IV and FPIC Capital Trust V (collectively, the "Trusts") request a withdrawal pursuant to Rule 477 under the Securities Act of 1933, as amended, of their respective registration statements on Form S-3 (File No.: 333-116495; File No.: 333-116495-01(the "Trust Registration Statements") filed on June 15, 2004. The Trust Registration Statements are no longer needed because the Trusts are co-registrants, together with FPIC Insurance Group, Inc ("FPIC"), with respect to identical registration statements on Form S-3 (File No.: 333-115352; File No.: 333-115352-01; File No.
333-115352-02), which the Commission declared effective on July 15, 2004 and pursuant to which any of FPIC or the Trusts may offer securities from time to time.

                  The Trusts note that the request for withdrawal of the Trust Registration Statements is in accordance with conversations with the Staff held on June 25, 2004.

                  The Trust Registration Statements have not been declared effective by the Commission and no securities have been sold thereunder.

                  Accordingly, the Trusts respectfully request that the Commission grant an order for the withdrawal of the Trust Registration Statements as soon as possible.

                  Please do not hesitate to call Linda Y. Kelso of Foley & Lardner LLP at (904) 359-2000 with any questions that you may have regarding this matter.

Sincerely yours,

FPIC Capital Trust IV

By:      FPIC Insurance Group, Inc., as sponsor

By:      /s/ John R. Byers
         -----------------------------------
         John R. Byers
         President and Chief Executive Officer


FPIC Capital Trust V

By:      FPIC Insurance Group, Inc., as sponsor

By:      /s/ John R. Byers
         -----------------------------------
         John R. Byers
         President and Chief Executive Officer